UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

In connection with the announcement made by the company on 11 December 2014 (relevant fact 215204) regarding the development of Abengoa Greenfield’s strategy through the creation of a joint venture with external equity partners, the Company has reached a non-binding agreement with the infrastructure fund EIG Global Energy Partners, with the objective of jointly investing in a New Company (Newco) for the development of the already contracted portfolio of Abengoa’s projects under construction that includes conventional generation and renewable energy assets and transmission lines in different geographies including US, Mexico, Brazil and Chile for a total investment amount above 9.5bn USD (including equity and non-recourse debt).

EIG will hold a majority stake in the Newco and, consequently, will consolidate these projects.

Newco will adhere to the ROFO agreement signed by the Company with Abengoa Yield, being bound towards Abengoa Yield in the same terms as the Company.

The transaction is under due-diligence phase and the objective is to sign a binding agreement by the end of January.

Seville, January 6, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: January 6, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary